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                            August 7, 2023

       Carter Glatt
       Chief Executive Officer
       Dune Acquisition Corporation
       700 S. Rosemary Avenue, Suite 204
       West Palm Beach, FL 33401

                                                        Re: Dune Acquisition
Corporation
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 17, 2023
                                                            File No. 001-39819

       Dear Carter Glatt:

              We have reviewed your amended proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2023 letter.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed July 17, 2023

       Questions and Answers About the Business Combination and the Special Meeting
       Q: What equity stake will current Dune stockholders and the Sellers hold
.. . ., page xvii

   1. We note your amended disclosure in response to previous comment 2. In addition to the amended disclosure
provided, please revise to disclose the aggregate and per share implied valuation of
the public shareholders' equity stake in the combined company at the minimum, interim, and
maximum redemption scenarios.
 Carter Glatt
FirstName   LastNameCarter Glatt
Dune Acquisition  Corporation
Comapany
August      NameDune Acquisition Corporation
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Risk Factors
Risks Related to Global Hydrogen
Our business model has yet to be tested . . ., page 25

2. We note your response to previous comment 8, including your amended disclosure that
         "[w]hile we have included in this proxy statement projections shared with Dune, these projections are highly speculative and subject to numerous risks as disclosed herein . .
         ." Given your disclosure that, "as a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses and may not generate sufficient revenues to cover expenditures," along with your disclosure in MD&A elsewhere that you had an accumulated deficit as of March 31, 2023 and have not yet generated any revenue or reached final terms with any paying customers or suppliers, please provide us with you analysis of how management determined these projections were reasonable.
Involvement of members of our management . . ., page 46

3. We note your amended disclosure in response to previous comment 12, including that your Sponsor joined the complaint and asserted a claim for tortious interference on the same date, which was later dismissed by the court. Given your disclosure that "[m]embers of our management team and companies with which they are affiliated may be involved in litigation relating to their business affairs unrelated to our company," please describe your
         Sponsor's relationship to the relevant circumstances surrounding the proceedings with
         dMY. Please also amend your disclosure to clarify why such claims, and any other litigation unrelated to your business affairs involving members of our management and
         Sponsor, could negatively affect your ability to complete an initial business combination.
Even though the Dune Board obtained and considered the fairness opinion . . ., page 62

4. We note your response to previous comment 16 and re-issue the comment. Please revise your filing to discuss how management and the board considered the fairness opinion as one factor in the decision to enter into the business combination, in light of the fact that the opinion was not based on actual or historical information. In this regard, please ensure your disclosure describes clearly and in detail how the board considered and used the materials Newbridge provided and presented and does not simply note they were one factor that was considered.
The Business Combination Proposal
Background of the Business Combination, page 90

5. We note your response and amended disclosure in response to previous comment 19, describing the negotiations that took place between the parties to the business combination, including your disclosure that "between April 19, 2023 and May 12, 2023,
         Winston & Strawn, Sidley Austin, and Alston & Bird negotiated multiple turns of the
 Carter Glatt
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         Registration Rights Agreement and other ancillary documents, which were revised to reflect the 'Up-C' structure." Please revise to include a description of the negotiations related to these multiple turns, including the relevant positions of the parties, and how they agreed upon final terms. As a related matter, we note your amended disclosures in response to previous comment 21, describing the different valuations of Global Hydrogen, and noting that these valuations were "determined based upon an approximate . . .
         discount to its peer group's 2024 enterprise value to projected EBITDA multiples." Please discuss the relevant negotiations of the parties resulting in the change in the company's valuations throughout your background discussion.
6. We note your revisions in response to previous comment 22 and re-issue the comment in part. We note there are still parts of the background section that do not disclose whether
         Mr. Nance was involved with a given action or meeting involving Global Hydrogen. For example, the meetings on January 18, 2023, January 27, 2023 and January 31, 2023 and
         the discussions regarding the composition of the board of directors and management of the combined company after the business combination that occurred between April 11, 2023 and April 26, 2023.
7. We note the following disclosures throughout the background discussion related to certain information considered by Dune's management related to its evaluation of Global
         Hydrogen:

                "On February 3, 2023, Global Hydrogen held a valuation
discussion call with Dune   s
              management team to discuss key public and private market comps as well as potential valuation ranges . . . . For valuation purposes, Dune compared
Global Hydrogen to
              category leading publicly-traded companies related to specialty air gas and hydrogen.
              Dune analyzed historic and prospective operating metrics, growth rates and other relevant data of these comparable companies."

                "based on the revised cash flow projections provided by Global Hydrogen on
              March 7, 2023 via a teleconference due diligence session."

                "On March 10, 2023, Dune   s management team held a virtual
financial due diligence
              session with Global Hydrogen   s management team. Mr. Nance
presented a revised
              financial model that included new potential projects as well as detailed financial statements. Some of the projections had been lowered, as compared to previous
              projections shared with Dune   s management team, to account for
an increase in
              interest rates, which had the effect of decreasing the margin profile as well as phase shifting several projects into outer quarters. Mr. Glatt highlighted to Global
              Hydrogen   s management team that the new projections merited a
revised valuation
              framework, as compared to the valuation framework discussed on February 3, 2023."

         We also note your response to previous comment 28 that "Global Hydrogen provided to the Dune Board only two years of projections (2023 and 2024), which are included on
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         page 100." The referenced projections are dated March 10, 2023. Please provide a summary of the projections and financial presentations referenced in the bulleted disclosure above, including the above-referenced prospective operating metrics, growth rates and other relevant data of comparable companies provided to Dune on February 3,
         2023 and the revised cash flow projections provided by Global Hydrogen on March 7,
         2023. Alternatively, please provide us with your analysis of why you are not required to provide these projections.
Dune's Board of Directors' Reasons for Recommending the Business Combination, page 95

8. We note your response to previous comment 27 and re-issue the comment in part. With respect to your revised statement that "Global Hydrogen is able to procure and deliver electrolyzers in a period of less than 12 months and SMR and carbon recovery plants in less than 18 months, depending on size and quantity of order," please clarify your basis for this statement given that it does not appear Global Hydrogen has procured or delivered electrolyzers to date.
Certain Projected Financial Information, page 96

9. We reference your response to previous comment number 28. Please clearly disclose that the Dune Board did not consider the projections on page 106, if true. Revise to disclose additional information surrounding material assumptions and estimates underlying the projections on page 106 to provide investors with sufficient information to evaluate the reasonableness of these projections, including the primary drivers such as closed project growth, closed project size and closed project type. Please disclose specific assumptions related to your planned projects (e.g. specific number of projects, size and type each year)
         that were used to develop these projections. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted. Please provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become and address the reasonableness of 10-year projections of revenues related to operations of Global
         Hydrogen that have not commenced.
10. We note your response to previous comment 30 regarding systems and equipment sold being the most prevalent closed project type in the Projections for 2023. We also note your revised disclosure on page 160 that "[t]he hydrogen generation and carbon recovery technologies we offer to customers will be purchased from suppliers and vendors and sold to customers or used by us to produce industrial gases which we sell to customers. As such, we do not currently own material intellectual property beyond certain logos and domain names." If true, please revise your discussion of the assumptions underlying your
         Projections to explain in more detail that you do not intend to produce or develop any systems or equipment yourself but will purchase such technologies from suppliers and vendors. Your description should explain how you intend to generate revenue from this business model, such as by re-selling such equipment at a higher price or adding additional value to the underlying project customer. Please add similar clarifying
 Carter Glatt
Dune Acquisition Corporation
August 7, 2023
Page 5
         disclosure to the business section.
11. We note your statement that "[f]or 2023, the Projections assume successful closing of two projects of $1 million to $5 million of revenue, of the systems and equipment sold type, and one project of $5 million to $20 million of revenue, of the systems and equipment sold type." This suggests an estimated range of revenue for 2023 of $7M to $30M. Please explain if these amounts are impacted by the timing of revenue recognition or other factors, or otherwise reconcile them with the projected FY23E revenue of only $4.6M.
Opinion of Dune's Financial Advisor
Comparable Public Company Analysis, page 104

12. We note your response to previous comment 33, including that "Newbridge began its comparable public company analysis by selecting public companies that had a minimum threshold of market capitalization, in this case entities with market capitalization exceeding $200 million, because that is approximately where Newbridge believes price discovery as a function of size and trading liquidity occurs in the public markets." Please revise your disclosure to include the explanation of why Newbridge selected entities with market capitalizations exceeding $200 million that was included in your response letter. In your discussion, please clarify the significance of "price discovery as a function of size and trading liquidity," to Newbridge's comparable companies analysis, and to its ability to determine the fairness of this transaction, given he various valuations of Global Hydrogen disclosed in the proxy statement are all significantly below $200 million.
13. We note your response to previous comment 34 and re-issue the comment. Please amend your disclosure to explain why Newbridge prefers to use an Enterprise Value / EBITDA multiple when possible. In this regard, we note that your disclosure includes valuation multiples based on both EV/Revenue and EV/EBITDA, but does not appear to explain why the analysis is based only on EV/EBITDA. Finally, please amend your disclosure explain why certain of the valuation multiples are listed as not meaningful and what impact this determination had on the relevant analysis.
Discounted Cash Flow Analysis, page 105

14. We note your response to previous comment 35 and re-issue the comment. Please revise your disclosure to explain how Newbridge arrived at the projected growth rates and FCF
       Margins as noted in your response letter. In your disclosure, please explain how
       Newbridge determined that a 25% growth rate was an appropriate steady rate for the
       Global Hydrogen business. For example, please explain if this was based on an evaluation of growth rates of similar businesses or industry sectors or based on a specific evaluation
FirstName LastNameCarter Glatt
       of Global Hydrogen's business. Additionally, please address how Newbridge arrived at a
Comapany    NameDune
       discount         Acquisition
                rate of 18.5%  and a Corporation
                                     perpetual growth rate of 2.0% in
connection with the
Augustterminal  value5calculation.
        7, 2023 Page
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Changes to Authorized Capital Stock, page 129

15. We note your amended disclosure in response to previous comment 38 that "[t]his amendment is necessary to effectuate the 'Up-C' structure, which the Board believes may provide potential future tax benefits for New Global after the Closing when the Sellers ultimately exchange their Holdings Common Units including potential tax benefits related to any increased tax basis that may arise in connection with any such future exchange." Given your disclosure that you will not enter a tax receivable agreement related to this transaction, please provide additional detail describing the specific tax benefits of the Up-C structure.
Information Related to Global Hydrogen, page 157

16. We note your response to previous comment 40 and re-issue the comment. Please provide an anticipated timeframe for the execution of your business model, noting the steps involved such as project identification, regulatory approvals, plant construction, and commencement of operations. Please explain when in this process you would expect to start generating revenue. Please explain whether you anticipate your business model will involve significant milestone payments or if you will only generate revenue upon the successful generation and final sale of hydrogen, carbon dioxide or other gases. Note whether you plan to sell the gas you produce pursuant to long term contracts with fixed prices and terms or if you expect to have significant exposure to fluctuations in the market price of hydrogen or other gases. Finally, please disclose here the information regarding the number of projects you are pursuing that was disclosed with respect to the projections.
17. As a related matter, we note your amended disclosure that "Global Hydrogen is a nascent pure-play hydrogen and carbon recovery project developer and industrial gas supplier that has commenced initial operations and is building a growing project development pipeline and has established relationships with several equipment suppliers and vendors but has not yet generated any revenue or reached final terms with any paying customers or suppliers." Please describe what is meant by "established relationships" in this context, and file any agreements with equipment suppliers and vendors.
18. We note your disclosure that you "have been selected as a private partner of a designated local authority of a U.S. state government in a funding application submitted by that authority to the U.S. federal government." Please amend your disclosure to provide additional detail with respect to this partnership, including whether you expect to generate any revenues or receive any funding under this arrangement, if material.
Methods of Hydrogen Production, page 159

19. Please provide support for your statements about hydrogen production throughout this section, including the data in your chart on page 159 and all other graphics in the description of Global Hydrogen. Please also provide narrative disclosure briefly
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         describing the data shown in the graphic on page 159. Finally, please provide support for the following statements, or characterize them as management's opinions or beliefs:

                "Global Hydrogen uses hydrogen generation technologies which are . . . focusing on technologies considered mature or with high technology readiness levels above 8, a metric used by many U.S. government agencies to assess maturity of evolving technologies, indicating that the technology has been proven to work in its final form and under expected conditions."

                "While the traditional uses of hydrogen as an industrial chemical are expected to continue, hydrogen, especially low carbon hydrogen, is increasingly being considered for use as an energy carrier."

                "Because hydrogen can store significantly more energy by weight or volume than traditional batteries, and fuel cell-powered electric vehicles can be refueled quickly relative to battery recharge times of electrical vehicles, low carbon hydrogen is seen as a potential replacement fuel in heavy duty transport sectors, which currently run almost exclusively on diesel."

                "Many other industrial gas suppliers of hydrogen target larger production capacities, which require greater amounts of feedstock, and their production facilities are often located in industrial clusters located far from population centers where gas for hydrogen-as-an-energy-carrier use cases are growing in prevalence."
Regulatory Incentives, page 160

20. You include several statements in this section providing estimates through 2050. For example, we note your disclosure that "using IEA data Global Hydrogen projects that within the transportation sub-sector, demand for hydrogen may grow at a higher compounded rate of 14.8% through 2050." Given that 2050 is significantly far into the future, please tell us the relevance of these estimate to your discussion of Global
         Hydrogen's business and current growth strategy.
Material U.S. Federal Income Tax Considerations of the Redemptions to Holders of Dune Class
A Common Stock, page 201

21. We note your response to previous comment 45 and re-issue the comment in part. We acknowledge that the Business Combination is structured as an acquisition by Holdings, a subsidiary of Dune, of all of the equity of Global Hydrogen, rather than a merger or other transaction structure involving the exchange of Dune Class A Common Stock. However, the tax implications of various transaction structures are not self-evident. The tax-free nature of the proposed transaction structure could be a material consideration for holders of Dune Class A Common Stock that do not redeem their shares and you are soliciting stockholder approval of the Business Combination. Therefore, if you believe the Business
         Combination will be tax free to such holders, because the holders of Dune Class A
 Carter Glatt
Dune Acquisition Corporation
August 7, 2023
Page 8
      Common Stock will not be engaging in a transaction in respect of the Business
      Combination or otherwise, please clearly state this and disclose an opinion of counsel that supports this conclusion. If you do not believe counsel is able to provide an opinion with respect to this matter, please explain why.
March 31, 2023 Dune Acquisition Corporation Financial Statement
Unaudited Condensed Consolidated Statements of Operations, page F-3

22. We reference your response to previous comment 23. Please revise to disclose your accounting for the write-off of legal fees that resulted in $2,060,549 of other income along with the basis for your accounting treatment, similar to what was included in your response.
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameCarter Glatt                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameDune Acquisition Corporation
                                                            Services
August 7, 2023 Page 8
cc:       Michael P. Heinz, Esq.
FirstName LastName